U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D. C.  20549

SCHEDULE 13D - Amendment #1

Under the Securities Exchange Act of 1934

USABancshares.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class Securities)

917289100
(CUSIP Number)

Frederick J. Jaindl
Mark W. Jaindl
Jaindl Farms
Attention: Mark W. Jaindl
3150 Coffeetown Road,  Orefield, PA 18069
(610) 395-3333

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

August 30, 2001
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








Cusip No. 917289100

1)	Names of Persons S.S. or I.R.S.  Identification Nos. of Above Persons:
		Frederick John Jaindl - SSN ###-##-####


2)	Check the Appropriate Box  if a Member of a Group
		(See Instruction): __________

	(a)_______

(b)   X

3)	SEC Use Only______

4)	Source of Funds  (See Instructions) PF00


5)	Check if Disclosure of Legal Proceedings is Required
		Pursuant to items 2 (d) or (e):  N/A

6)	Citizenship or Place of Organization:  US    U.S.
Number of  	7)  Sole Voting Power:	470,448
Shares Beneficially     _________________________________________
Owned by 	8)  Shared Voting Power:    N/ A
Each Report-	________________________________________________________________
ing Person	9)  Sole Dispositive Power:  470,448
With________________________________________________________________________

10)	Shared Dispositive Power:
__________________________________________________________________________
11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 470,448 shares

12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares:  Yes          No XX    N/A

13)	Percent of Class Represented by Amount in Row (11)  8.47%

14	Type of Reporting Person (See Instructions): IN















Cusip No. 917289100
1)	Names of Persons S.S. or I.R.S.  Identification Nos. of Above Persons:
		Mark W. Jaindl - SSN ###-##-####


2)	Check the Appropriate Box  if a Member of a Group
		(See Instruction): __________
		(a)_______
(b)	X

3)	SEC Use Only___________


4)	Source of Funds:  PF:    00


5)	Check if Disclosure of Legal Proceedings is Required
		Pursuant to items 2 (d) or (e): Yes     No  XX N/A

6)	Citizenship or Place of Organization:  US   U.S.

Number of 	7)  Sole Voting Power:  83,950
Shares Beneficially  ____________________________________________

Owned by 	8)  Shared Voting Power:    N/ A
Each Report-	________________________________________________________________
ing Person 	9)  Sole Dispositive Power:  83,950
With________________________________________________________________________

10)	Shared Dispositive Power:     _________________________________________

11)	Aggregate Amount Beneficially Owned by Each Reporting
		 Person:        83,950     shares
____________________________________________________________________________

12	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares    Yes     No  XX    N/A


13)	Percent of Class Represented by Amount in Row (11)  1.51%

14)	Type of Reporting Person (See Instructions): IN














Item 1.	     .

	This Schedule 13D filing relates to the common stock, $.01 par value, of USABancshares.com,
Inc. ("the Company"), a savings bank holding company having its principal business offices at 1535
Locust Street, Philadelphia, Pennsylvania  19102 (the "Company").

Item 2.     Identity and Background

           	(a) This statement is being filed by Frederick J. Jaindl and Mark W. Jaindl.

	(b) Frederick J. Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069.
Mark W. Jaindl's principal business address is American Bank, 4029 W. Tilghman Street, Allentown PA 18104.

	(c) Frederick Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069.
Frederick Jaindl is the Chairman and Mark Jaindl is the President and Chief Executive Officer of American Bank, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown PA 18104.

	(d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)     Frederick J. Jaindl and Mark W. Jaindl are U.S. citizens.

Item 3.      Source and Amount of Funds or Other Consideration.

	Frederick J. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above. Mark W. Jaindl has purchased shares of the Company utilizing personal funds.

Item 4.  Purpose of Transaction.

	Frederick Jaindl and Mark Jaindl purchased these shares for investment purposes.

Item 5.  Interest in Securities of the Issuer.

	(a)  Frederick Jaindl and Mark Jaindl own 470,448 and 83,950
shares respectively of common stock of the Company. In total, these 554,398 shares constitute 9.98% of the 5,554,545 shares of Company common stock outstanding as of August 17, 2001.

	(b) Frederick Jaindl and Mark Jaindl have the sole voting and dispositive power of 470,448 and 83,950 respectively of common stock they hold.

	(c) The following transactions were effected by or on behalf of each of the above during the past sixty days:

Frederick J. Jaindl

Date 		Type		Shares 			Price
07/02/01	Purchase	    100			$.97/share
07/03/01	Purchase	    150			$.97/share
07/06/01	Purchase	  1,300			$.97/share
07/09/01	Purchase	  6,466			$.97/share
07/11/01	Purchase	    100			$.90/share
07/11/01	Purchase	  2,100			$.92/share
07/11/01	Purchase	 10,000			$.95/share
07/13/01	Purchase	    100			$.63/share
07/13/01	Purchase	    100			$.67/share
07/13/01	Purchase	    500			$.62/share
07/13/01	Purchase	  1,600			$.68/share
07/13/01	Purchase	  7,700			$.65/share
07/13/01	Purchase	  7,800			$.92/share
07/13/01	Purchase	 15,000			$.64/share
08/10/01	Purchase	    650			$.83/share
08/17/01	Purchase	    200			$.57/share
08/17/01	Purchase	  1,000			$.73/share
08/17/01	Purchase	  3,960			$.70/share
08/17/01	Purchase	  4,050			$.75/share
08/20/01	Purchase	    500			$.75/share
08/20/01	Purchase	  1,300			$.80/share
08/20/01	Purchase	  6,348			$.76/share
08/22/01	Purchase	 15,500			$.76/share
08/22/01	Purchase	 20,000			$.84/share
08/23/01	Purchase	    100			$.76/share
08/23/01	Purchase	  5,000			$.78/share
08/23/01	Purchase	 16,300			$.82/share
08/23/01	Purchase	  1,000			$.84/share
08/30/01	Purchase	260,000			$.76/share




Mark W. Jaindl

Date 		Type		Shares 			Price
07/13/01	Purchase	10,000			$.63/share
07/20/01	Purchase	10,000			$.37/share


	(d)  Not applicable

	(e)  Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.-7n

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2001


________________________________________
Signature
Mark W. Jaindl


________________________________________
Signature
Frederick J. Jaindl